438 East Katella Ave, Suite 217
Elephant Talk                                    Orange, California 92867
   Communications, Inc.                          Tel: (714) 288 1570
              OTC: ETLK                          Fax: (714) 288 2045




July 13, 2005


Via fax: (202) 772-9205
-----------------------

Mr. Dave Walz
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

         Re:     Elephant Talk Communications, Inc.
                 Form 10-K for the fiscal year ended December 31, 2004 Filed April 1, 2005
                 File No. 0-30061

Dear Mr. Walz:

Please review the attached response to Comment No. 7 of your letter dated June 20, 2005. Should you have further questions, please let me know.

Sincerely,



Manu Ohri
Chief Financial Officer

Attachments

Response to Comment No. 7 - June 20, 2005 Letter from SEC
---------------------------------------------------------
And Note 16:  Subsequent Events, page F-24, May 5, 2005 Letter from SEC
-----------------------------------------------------------------------

Please review the attached supporting information with respect to the above referenced comment:

Background of the transaction:
On April 3, 2004, Elephant Talk Communications, Inc. (the "Company") signed a Share Exchange Agreement with Keen Solution Group Limited (Keen Solution), a company incorporated in British Virgin Island ("BVI"), to acquire from Keen Solution, 60% equity ownership interest in Urumqui General System Technology Company Ltd. ("General System"), a company registered in the Peoples Republic of China (PRC). As a consideration for the acquisition, on July 26, 2004, the Company issued 4,000,000 restricted common shares valued at $480,000 as the earnest deposit to Keen Solution. The transaction could not be completed due to the rules and regulations relating to telecommunication companies enforced by the Ministry of Information Industry in China for foreign companies.

The parties restructured the Share Exchange Agreement whereby, Keen Solution formed True Precise Technology Limited ("True Precise"), a limited liability company registered in BVI. True Precise agreed to provide exclusive technical consultancy and advisory services to General System through its wholly owned foreign enterprise subsidiary Urumqi Jingyi Technology Limited ("UJT"), a PRC company. On January 5, 2005, the Company and Keen Solution completed a transaction whereby the Company, through its 60% equity ownership interest in True Precise, agreed to issue an additional 19,137,500 restricted common shares to Keen Solution, in exchange for providing exclusive technical consultancy and advisory services to General System for a service fee of RMB10,000,000 (US$1,204,820) per year for a contractual term of ten (10) years. On May 10, 2005, the Company issued to Keen Solution the remaining 19,137,500 restricted common shares valued at $956,875 as the balance of consideration to complete its obligation.

The Company recorded its 60% equity investment in True Precise valued at $1,436,875 by issuance of its 23,137,500 restricted common shares. As a result of this acquisition, True Precise became a majority owned subsidiary of the Company. The Company recorded an intangible asset named "Contractual Agreement" amounting to $1,360,248 being the difference between the fair value of True Precise's net assets received over the consideration paid by the Company. The value of Contractual Agreement will be amortized over the life of the contractual term of ten (10) years.

The Company reviewed the applicability of the True Precise transaction under FASB Interpretation No. 46 "Consolidation of Variable Interest Entities", and discussed its scope and applicability with Dave Walz, SEC Staff Accountant, and Carlos Pacho, Senior Assistant Chief Accountant on July 11, 2005. Based upon the discussions, it was determined that the True Precise acquisition does not fall under the scope and applicability of FASB Interpretation No. 46. Also, the acquisition of 60% ownership in True Precise was not considered a business combination under FASB 141, `Business Combinations' because True Precise did not meet the definition of a business under EITF 98-3.